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                                                                    EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges and our ratio of earnings to combined fixed charges and preferred stock dividend requirements for the periods indicated:

                                              Year Ended December 31,
                                     -----------------------------------------
                                      2001     2002     2003     2004     2005
                                     ------   ------   ------   ------   -----
Ratio of earnings to fixed
   charges (1)                       28.47x   25.05x   21.20x   16.72x   9.72x
Ration of earnings to combined
   fixed charges and preferred
   stock dividend requirements (1)   24.07x   24.62x   21.20x   16.72x   9.72x

(1) For this purpose, "earnings" means net income before (a) taxes, (b) adjustment for minority interest of $1,077,000 in 2003, $1,875,000 in 2004 and $5,809,480 in 2005, (c) interest expense and amortization of debt issuance costs on all indebtedness, and (d) interest portion of rental expense. For this purpose, "fixed charges" means interest expense and amortization of debt issuance costs on all indebtedness, and interest portion of rental expense.

Effective April 1, 2004, we began recognizing expense for stock-based compensation using the fair value based method of accounting described in Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," as amended. We have chosen the retroactive restatement method described in SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure," which amended SFAS No. 123. As a result, financial information for all prior periods presented above have been restated to reflect the salaries and employee benefits expense that would have been recognized had the recognition provisions of SFAS No. 123 been applied from its original effective date.